04018009

SECU ... COMMISSION
Washington, D.C. 20549

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Ard 3/30/2004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OM 3-25

SEC FILE NUMBER
8-47910

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Hancock Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1563 Virginia Way
(No. and Street)

La Jolla (City) CA (State) 92037-3836 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James P. Hancock 858-459-3635
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Culver, Harold Lee
(Name – *if individual, state last, first, middle name*)

3517 Camino Del Rio So., Ste. 303, San Diego, CA 92108
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC RECEIVED MAR 1 2004 WASH. DC 160 PROCESSING SECTION

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/25 3/30

OATH OR AFFIRMATION

I, James P. Hancock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hancock Financial, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

President

Title

Notary Public

ANITA WOOD
Commission # 1442015
Notary Public - California
San Diego County
My Comm. Expires Oct 24, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Independent auditors report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HANCOCK FINANCIAL, INC.

December 31, 2003

H. L. MIKE CULVER
CERTIFIED PUBLIC ACCOUNTANT
A PROFESSIONAL CORPORATION
3517 CAMINO DEL RIO SOUTH, SUITE 303
SAN DIEGO, CA 92108
(619) 282-9033

H. L. MIKE CULVER
Certified Public Accountant
3517 Camino del Rio South, Suite 303
San Diego, CA 92108
(619) 282-9033

Member of California Society
of Certified Public Accountants

February 21, 2004

To the Board of Directors
and Stockholders of
Hancock Financial, Inc.

I have audited the accompanying balance sheet and the related statements of operations and of changes in stockholders' equity and statement of cash flows of Hancock Financial, Inc. at December 31, 2003 and for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hancock Financial, Inc., as of December 31, 2003 and the results of its operations and its changes in cash flows for the year then ended in conformity with generally accepted accounting principles.

My examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Supplementary Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial states and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mike Culver

H.L Mike Culver,
Certified Public Accountant

HANCOCK FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS

CURRENT ASSETS		
Cash	7,471	
Due From Correspondents	4,210	
Prepaid Expenses	98	
Marketable Securities	5,806	
TOTAL CURRENT ASSETS		17,585
FIXED ASSETS		
Auto & Equipment at Cost, Less Accumulated Depreciation of $19,184		15,117
OTHER ASSETS		
Organization Cost - Net of Amortization of $3,000.	-	
Deposit	10,278	
TOTAL OTHER ASSETS		10,278
TOTAL ASSETS		42,980

LIABILITIES & STOCKHOLDERS' EQUITY

LIABILITIES		
Commissions Payable	-	
Accrued Payroll Taxes	77	
Loan - Auto	3,137	
Loan - Shareholder	868	
TOTAL LIABILITIES		4,082
STOCKHOLDERS' EQUITY		
Capital Stock	10,000	
Additional Paid-in Capital	30,180	
Retained Deficit	(1,282)	
TOTAL STOCKHOLDERS' EQUITY		38,898
TOTAL LIABILITIES & STOCKHOLDERS EQUITY		42,980

The Accompanying Notes are an
Integral Part of these Financial Statements

HANCOCK FINANCIAL, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES	
Commissions	52,382
Other	1,264
Interest & Dividends	82
Loss on Trades	(689)
TOTAL REVENUES	53,039
EXPENSES	
Salaries	15,460
Assessments & Fees	732
Administrative	2,920
Auto	1,505
Bank Charges	151
Depreciation	4,297
Dues & Fees	345
Education	365
Entertainment	3,043
Insurance	1,466
Interest	480
Legal & Professional	185
Licenses & Permits	25
Office	3,102
Outside Services	450
Publications & Subscriptions	170
Quote Service	7,577
Repairs & Maintenance	410
Tax - Payroll	1,527
Tax - Corporate	2,801
Telephone	440
Travel	70
TOTAL EXPENSES	47,521
NET INCOME FOR YEAR	5,518

The Accompanying Notes are an
Integral Part of these Financial Statements

HANCOCK FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

1. Description of the Company and Significant Accounting Policies.

<u>Revenue Recognition</u>
Commission Income is recorded on a Trade Date Basis.

2. <u>Net Capital Requirements</u>
The company is subject to the Securities and Exchange Commission uniform net capital Rule 15c3-1(a)(2) which requires that the minimum net capital be the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness to net capital, as defined. At December 31, 2003, the company had net capital of $23,406 and its ratio of aggregate indebtedness to net capital was .222 to one.

HANCOCK FINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED DEFICIT
Balances, December 31, 2002	10,000	30,180	(6,800)
Additional Contributions			
Net Income for Year			5,518
Balances, December 31, 2003	10,000	30,180	(1,282)

The Accompanying Notes are an
Integral Part of these Financial Statements

HANCOCK FINANCIAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income for the Year	5,518
ADD (DEDUCT) ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES	
Amortization & Depreciation	4,297
Correspondent Receivables	420
Marketable Securities	(5,806)
Deposits	(40)
Accounts Payable & Accruals	(2,558)
Auto Loan Payments	(6,081)
Computer Purchase	(2,522)
NET CASH PROVIDED BY OPERATIONS	(6,772)
NET DECREASE IN CASH	(6,772)
CASH BALANCE, BEGINNING OF YEAR	14,243
CASH BALANCE, END OF YEAR	7,471

The Accompanying Notes are an
Integral Part of these Financial Statements

HANCOCK FINANCIAL, INC.
COMPUTATION OF NET CAPITAL UNDER
SEC RULE 15c3-1
December 31, 2003

SUPPLEMENTARY
SCHEDULE I

Total Stockholders Equity		38,898
Less: Non-Allowable Assets		
Organization Costs	-	
Other	375	
Fixed Assets	15,117	15,492
Net Capital under Sec Rule 15c3-1		23,406

The Accompanying Notes are an
Integral Part of these Financial Statements

HANCOCK FINANCIAL, INC.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
UNDER SEC RULE 15c-1
December 31, 2003

SUPPLEMENTARY
SCHEDULE II

Net Capital under Sec Rule 15c3-1	23,406
Minimum Net Capital Required	5,000
Excess Net Capital	18,406
Total Aggregate Indebtedness	4,082
Percentage of Aggregate Indebtedness to Net Capital	22.2%

The Accompanying Notes are an
Integral Part of these Financial Statements

HANCOCK FINANCIAL, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
UNDER SEC RULE 15c-1 TO AMOUNTS PREVIOUSLY REPORTED
December 31, 2003

SUPPLEMENTARY
SCHEDULE III

Net Capital as Amended	23,406
Net Capital as Reported on Supplementary Schedule II	23,406

The Accompanying Notes are an
Integral Part of these Financial Statements

February 23, 2004

SUPPLEMENTARY REPORT OF INDEPENDENT
ACCOUNTANTS UNDER SEC RULE a-5 (g) (1)

To the Board of Directors
and Shareholders of
Hancock Financial, Inc.

I have examined the financial statements of Hancock Financial, Inc. (the Company) for the year ended December 31, 2003, and have issued my report thereon dated February 23, 2004. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule a-5 (g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by the Company, that I considered relevant to the objectives stated in Rule a-5 (g), in making the periodic computations of aggregate indebtedness and net capital compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule a-13; (ii) in complying with the requirements for prompt payment for securities of Section 4 (c) of the Regulation T of the Board of Governors of the Federal Reserve System; and (iii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management

with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded property to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures, or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Hancock Financial Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish those objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Mike Culver

H.L Mike Culver,
Certified Public Accountant